Irenic Acquisition Corp.

767 Fifth Avenue, 15th Floor

New York, New York 10153

April 24, 2026

VIA EDGAR

Pam Howell

Division of Corporation Finance

Office of Real Estate & Construction

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549-3233

Re:	Irenic Acquisition Corp.
Registration Statement on Form S-1
Filed April 10, 2026, as amended
File No. 333-294983

Dear Ms. Howell:

Pursuant to Rule 461 of the rules and regulations promulgated under the Securities Act of 1933, as amended, Irenic Acquisition Corp. respectfully requests that the effective date of the above-referenced Registration Statement be accelerated so as to permit it to become effective at 4:00 p.m. Eastern Time on April 27, 2026, or as soon thereafter as practicable.

Please call Daniel Nussen of White & Case LLP at (213) 620-7796 to provide notice of the effectiveness of the Registration Statement.

[Signature Page Follows]

Very truly yours,

By:	/s/ Adam Katz
Name:	Adam Katz
Title:	Chief Executive Officer

cc:	Daniel Nussen, White & Case LLP

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